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                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          WESTERN DISTRICT OF MISSOURI
                                WESTERN DIVISION
                                                       FILED 5:00
                                                       JUN 27 1996
                                                     R. F. CONNOR, CLK.
                                                    U. S. DISTRICT COURT
                                                      WEST DISTRICT
                                                       OF MISSOURI
KANSAS CITY POWER & LIGHT                 )
COMPANY,                                  )
                                          )
                  Plaintiff,              )
                                          )
      vs.                                 )     Civil Action No. 96-552-CV-W-5
                                          )
WESTERN RESOURCES, INC. and               )
ROBERT T. RIVES,                          )
                                          )
                  Defendants.             )
                                          )
- ------------------------------------------
                                          )
JACK MANSON, individually and on          )
behalf of all individual and/or           )
entities similarly situated,              )
                                          )
               Intervenor Defendant and   )
               Counterclaim Plaintiff,    )
                                          )
      vs.                                 )
                                          )
A. DRUE JENNINGS, DR. DAVID L. BODDE,     )
WILLIAM H. CLARK, ROBERT J. DINEEN,       )
ARTHUR J. DOYLE, W. THOMAS GRANT II,      )
GEORGE E. NETTELS, JR., LINDA HOOD        )
TALBOTT, Ph.D., ROBERT H. WEST, and       )
KANSAS CITY POWER & LIGHT CO., a          )
Missouri corporation.                     )
                                          )
                  Counterclaim Defendants.)


                    PLAINTIFF'S REPLY TO THE COUNTERCLAIM OF
                   WESTERN RESOURCES, INC. AND ROBERT L. RIVES
              AND COUNTERCLAIM OF KANSAS CITY POWER & LIGHT COMPANY

     Plaintiff and Counterclaim Defendant, Kansas City Power & Light Company ("KCPL"), by its attorneys, as and for its Reply to the Counterclaim of Western Resources, Inc. ("Western Resources") and Robert L. Rives, states and alleges as follows:


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                           NATURE OF THE COUNTERCLAIM

     1. Denied, except KCPL admits that the Counterclaim purports to seek a declaratory judgment and injunction to enjoin KCPL from continuing to violate Missouri General and Business Corporation Law ("Missouri BCL") and from breaching fiduciary duties owed to KCPL shareholders. It is specifically denied that KCPL and its directors have violated, or will violate, the Missouri General and Business Corporation law and/or fiduciary duties owed to KCPL shareholders.

     2. Denied, except KCPL admits that KCPL restructured a proposed business combination with UtiliCorp United Inc. ("UtiliCorp") (the "Merger"), cancelled the vote on the Merger and the announced plans to consummate a restructured business combination with UtiliCorp.

     3. Denied. For further answer, KCPL avers that the Revised Merger Agreement speaks for itself.

     4. Admitted.

     5. Admitted.

     6. Admitted.

     7. The allegations of PARA 7 of the Counterclaim state conclusions of law to which no responsive pleading is required.

     8. Admitted.

     9. KCPL admits the first sentence of PARA 9 and denies the second sentence of PARA 9.

     10. Admitted.

     11. Denied, except admitted that KCPL's Notice of Annual Meeting speaks for itself.


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     12. KCPL denies the first sentence of PARA 12, except KCPL admits that on
April 14, 1996, Western proposed a merger to KCPL. KCPL denies the second sentence of PARA 12 and admits the third and fourth sentence of PARA 12.

     13. The first sentence of paragraph 13 is denied, except it is admitted that KCPL issued a press release on April 22, 1996, which speaks for itself. The second sentence of PARA 13 is admitted.

     14. Denied, except that KCPL admits that its proxy solicitation expenses exceeded $1 million.

     15. KCPL denies the first sentence of PARA 15, is without knowledge or information sufficient to form a belief as to the truth of the allegations of the second sentence of PARA 15, and denies the third sentence of PARA 15.

     16. Denied, except KCPL admits that the KCPL/UtiliCorp Joint Proxy Statement did not disclose the actual dollar amounts that Mr. Jennings could be paid if the Merger were consummated. It is specifically denied that KCPL had any duty to state any matter that P. 16 alleges that KCPL failed to disclose.

     17. Denied, except KCPL admits that on May 10, 1996, the Wichita Business Journal published an article entitled "Question of Motivation: Jennings' Payout at Issue in Merger," which article speaks for itself.

     18. KCPL is without knowledge or information sufficient to form a belief as to the truth of the allegations of the first sentence of PARA 18 of the Counterclaim. KCPL admits the second sentence of PARA 18. KCPL denies the allegations of the third and fourth sentences of PARA 18, except it admits that on May 20, 1996, The Wall Street Journal published an article entitled "UtiliCorp Merger Could Be On The Rocks," which article speaks for itself.


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     19. Denied, except admitted that Institutional Shareholder Services issued a report on May 15, 1996, which report speaks for itself.

     20. Denied, except admitted that on or about May 20, 1996, KCPL disclosed that the shareholder vote on the Original Merger would not be held.

     21. Denied, except admitted that KCPL and UtiliCorp entered into a Revised Merger Agreement which speaks for itself, that KCPL and UtiliCorp disclosed that they had done so, and that the Revised Merger Agreement provides for KCPL to issue to UtiliCorp shareholders KCPL shares that were authorized at the 1992 KCPL Annual Meeting.

     22. Denied, except KCPL admits that from time to time it has issued press releases, which speak for themselves.

     23. Denied.

     24. Denied.

     25. Denied.

     26. Denied, except KCPL admits that KCPL and UtiliCorp cannot consummate the Merger pending regulatory approval which, if granted, would occur sometime in mid-1997.

     27. Denied.

     28. Denied.

     29. The allegations of PARA 29 of the Counterclaim state conclusions of law to which no responsive pleading is required.

     30. Denied, except KCPL admits that KCPL's Board of Directors has unanimously approved the Revised Merger Agreement and the proposed transaction.

     31. KCPL repeats and realleges paragraphs 1 through 30 as though fully stated herein.


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     32. Denied.

     33. Denied.

     34. The allegations of PARA 34 of the Counterclaim state conclusions of law to which no responsive pleading is required. To the extent a responsive pleading is required, the allegations of PARA 34 are denied.

     35. KCPL repeats and realleges paragraphs 1 through 34 as if fully stated herein.

     36. The allegations of PARA 36 of the Counterclaim state conclusions of law to which no responsive pleading is required. To the extent a responsive pleading is required, KCPL admits the allegations of PARA 36.

     37. Denied.

     38. Denied.

     39. Denied.

     40. Denied.

                           FIRST AFFIRMATIVE DEFENSE

     41. Western Resources lacks standing to assert the Counterclaim of Western Resources, Inc. and Robert L. Rives.

                           SECOND AFFIRMATIVE DEFENSE

     42. Western Resources and Rives both failed to comply with the requirements of Federal Rule of Civil Procedure 23.1.


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                            THIRD AFFIRMATIVE DEFENSE

     43. Western Resources and Rives both failed to demand of the directors of KCPL that they cause the corporation to bring the claims alleged in the Counterclaim of Western Resources, Inc. and Robert L. Rives.

                           FOURTH AFFIRMATIVE DEFENSE

     44. Western Resources and Rives both failed to demand of the stockholders of KCPL that they cause the corporation to bring the claims alleged in the Counterclaim of Western Resources, Inc. and Robert L. Rives.

                            FIFTH AFFIRMATIVE DEFENSE

     45. Western Resources comes to equity with unclean hands.

                            SIXTH AFFIRMATIVE DEFENSE

     46. Rives comes to equity with unclean hands.

                           SEVENTH AFFIRMATIVE DEFENSE

     47. Western Resources and Rives have an adequate remedy at law.

     WHEREFORE, KCPL respectfully requests judgment:

     (a) Dismissing the Counterclaim of Western Resources, Inc. and Robert L. Rives in its entirety;

     (b) Awarding KCPL its costs and disbursements; and

     (c) Awarding KCPL such other and further relief as the Court deems just and proper.


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                                 COUNTERCLAIM

     Plaintiff Kansas City Power & Light Company ("KCPL"), by its undersigned attorneys, for its counterclaim to the counterclaims of defendants Western Resources and Robert L. Rives, alleges as follows:

     1. Plaintiff incorporates the allegations of its Complaint as if fully set forth herein.

                             Nature of Counterclaim

     2. Plaintiff brings this Counterclaim against defendant Western Resources, Inc. ("Western Resources") in response to its violations of the Securities Exchange Act of 1934 and rules and regulations promulgated thereunder. In furtherance of its effort to prevent the creation of a formidable competitor through consummation of the contemplated strategic combination between KCPL and UtiliCorp United, Inc. ("UtiliCorp"), Western Resources has orchestrated and is attempting to execute a campaign of intentionally misleading statements and omissions originally designed to induce KCPL shareholders to vote against the original KCPL/UtiliCorp merger agreement (the "Original Merger Agreement") at the May 22, 1996 Annual Meeting of KCPL shareholders and now intended to disrupt the vote on the Revised Merger Agreement scheduled for August 14, 1996.

     3. Specifically, Western Resources has intentionally disseminated public statements designed to create the false impression that its proposal to merge with KCPL, and its yet-to-be-commenced exchange offer, represent a concrete, viable, definitely available, and financially superior alternative to the KCPL/UtiliCorp combination. In fact, both Western Resources' merger proposal and its yet-to-be-commenced exchange offer are highly conditional and subject to substantial risk of non-consummation. None of these conditions and risks have


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been adequately disclosed in Western Resources' public statements or proxy materials. Additionally, the purported value of its proposal is dependent upon intentionally inflated merger savings estimates and unreasonable regulatory assumptions, which is a material fact that Western has failed to disclose.

     4. Western's illegal actions have caused KCPL to sustain damages in the form of proxy solicitation expenses and other costs, and its continuing illegal conduct will continue to cause such damages.

                             Jurisdiction and Venue

     5. This Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss.1331 and Section 27 of the Securities Exchange Act of 1994 (the "Exchange Act"), 15 U.S.C. ss.78 aa.

     6. Venue is proper in this judicial district pursuant to 28 U.S.C. ss.1391 and 15 U.S.C. ss.78 aa.

         Western Resources' Campaign of Misinformation and Manipulation

     7. On April 14, 1996, Western Resources sent to Mr. Drue Jennings, KCPL's Chairman and CEO, a letter proposing a merger in which each KCPL shareholder would purportedly receive $28 worth of Western Resources common stock for each KCPL share. The proposal was unsolicited and represented a hostile attempt to frustrate KCPL's and UtiliCorp's previously announced efforts to consummate the strategic combination contemplated by the Original Merger Agreement.

     8. Shortly after delivery of the letter, Western Resources made a public announcement regarding the delivery of the April 14 letter and released the letter to the Dow Jones News Service and certain other media outlets. As expected and intended by Western


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Resources, the text of the April 14 letter was published and disseminated by the news services to which it was released.

     9. The public announcement and dissemination of the Western Resources letter was the first step in a campaign of false and misleading public statements intended by Western Resources as a last-minute attempt to derail the formation of a formidable competitor, i.e., to prevent the combination of KCPL and UtiliCorp. Western Resources' strategy has been to create the false impression among KCPL stockholders that the Western Resources proposal offers a financially superior, viable, and available alternative to the KCPL/UtiliCorp combination. This false impression was originally intended to induce KCPL stockholders to vote against the combination at the May 22, 1996 Annual Meeting of KCPL's stockholders.

     10. Further, Western's campaign of misinformation was intended to manipulate the market for KCPL shares by inducing arbitrageurs to purchase KCPL shares from relatively risk-averse KCPL shareholders who wished to realize the cash market value of their shares rather than invest for the long term. Western acted on the belief that arbitrageurs would purchase KCPL shares in response to an offer by Western and would be likely to favor Western's offer.

     11. In furtherance of Western's fraudulent and manipulative scheme, the April 14 letter contained, inter alia, the following false and misleading statements:

     o The Western Resources proposal represented a 17% premium. In fact, the value of Western Resources stock to be received in the proposed Western Resources merger is dependent upon Western Resources' ability to achieve highly inflated merger cost savings estimates of over $1 billion over ten years and upon its unprecedented assumption that regulators will permit it to retain 70% of such savings. Not surprisingly, the fact that its savings estimates are overstated and that its regulatory allocation assumptions are unprecedented are not mentioned in Western Resources' April 14 letter.

     o The Western Resources proposal represented a 27% increase in the dividend rate currently paid to KCPL shareholders. This statement is misleading in that if Western Resources cannot achieve its inflated cost


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          savings estimates, keep most of them, and avoid adverse
          regulatory treatment, it will not maintain its dividend at the proposed level. Again, the fact that its savings estimates are inflated and that its proposed regulatory treatment is unprecedented is nowhere mentioned in its April 24, 1996 letter.

Moreover, while the April 14, 1996 letter obliquely referred to "conditions" to the proposal, it nowhere disclosed the unprecedented nature of its proposed regulatory treatment, which is obviously a central condition to the proposal's viability and to its value.

                KCPL's Board Rejects Western Resources' Proposal
               As Not In The Best Interests of Its Shareholders

     12. On April 22, 1996, KCPL issued a press release announcing that its board of directors had unanimously rejected the merger proposal received from Western Resources as not in the best interests of KCPL shareholders. The press release noted that the KCPL board had also reaffirmed its support for KCPL's strategic merger with UtiliCorp.

                         Western Resources Continues Its
                  Campaign of Misinformation and Manipulation

     13. Shortly after KCPL announced its board's decision on April 22, 1996, Western Resources filed with the SEC preliminary proxy materials with which it would solicit KCPL shareholders to grant proxies to vote against approval of the Original Merger Agreement at the May 22, 1996 Annual Meeting of KCPL's shareholders. At the same time, Western Resources announced its intention to commence an exchange offer for any and all shares of KCPL stock. In such exchange offer, KCPL shareholders would purportedly receive $28 worth of Western Resources stock for each KCPL share.

     14. Western Resources' preliminary (and subsequent) proxy materials are materially misleading for numerous reasons, including, inter alia, that they fail adequately to disclose the highly conditional nature of the yet-to-be commenced Western Resources exchange


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offer, creating the false impression in the minds of KCPL shareholders who read such proxy materials that the Western Resources exchange offer represents a concrete, viable, and available alternative to the KCPL/UtiliCorp combination.

     15. Indeed, this false impression is central to Western Resources proxy solicitation strategy. It is essentially the same strategy initiated by Western Resources through the intentional public dissemination of its April 14 letter: create the false impression that Western Resources is offering a concrete, viable, available, and financially superior alternative to the KCPL/UtiliCorp merger. Thus, the Western Resources preliminary proxy materials made the following false and misleading statements:

        "[T]he KCPL directors . . . have rejected the Western Resources offer, thereby refusing to let you realize the benefits of that offer."

        "In order to preserve your opportunity to consider the best available offer, we urge you to vote against the proposed UtiliCorp transaction."

        "If you want to accept the financially superior Western Resources offer, I urge you to vote the [color] proxy card against the proposed transaction with UtiliCorp."

        "The purpose of the solicitation made by this proxy statement is to enable the KCPL shareholders to decide for themselves which proposal is financially superior and to act accordingly."

        "Western Resources urges you to vote against the approval and adoption of the UtiliCorp/KCPL merger agreement and the proposed UtiliCorp/KCPL transaction to preserve your opportunity to accept the financial superior Western Resources offer."

        "If you want to accept the offer, vote against the approval and adoption of the UtiliCorp/KCPL merger agreement and the proposed UtiliCorp/KCPL transaction by signing, dating and returning the enclosed [color] proxy card today."

Each of these statements was designed to create the impression that, if the shareholders of KCPL were to reject the proposed UtiliCorp/KCPL combination, the Western Resources exchange offer


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would in fact be available to them. This false impression, coupled with Western
Resources' repetition of its earlier misleading claims that its offer is financially superior to the UtiliCorp/KCPL transaction, was designed to create pressure on KCPL's shareholders to vote against the UtiliCorp/KCPL combination.

     16. The fact that the Western Resources offer is highly conditional was not adequately disclosed in Western Resources' preliminary proxy materials. At most, such materials contain an oblique reference to conditions of the exchange offer, which such materials say are set forth in the preliminary prospectus filed by Western Resources with the SEC.

     17. In fact, the Western Resources exchange offer is subject to, inter alia, the following conditions:

            90 Percent Minimum Tender Condition. The Western Resources exchange offer is conditioned upon the tender of 90% of the outstanding shares of KCPL common stock on a fully diluted basis, compared to a shareholder vote requirement of 2/3 of KCPL's outstanding shares for the original merger and a simple majority of a quorum for the Revised Merger Agreement.

            Western Resources Shareholder Approval Condition. The issuance of Western Resources common stock pursuant to the exchange offer and follow-up merger requires approval of Western Resources stockholders who will face the risk of substantial earnings and dividend dilution if the Western Resources offer is approved.

            Regulatory Approval Condition. The Western Resources exchange offer is conditioned upon the approval of numerous federal and state regulatory agencies, including the KCC, the Corporation Commission of the State of Oklahoma, the MPSC, the FERC and the NRC. Significantly, Western Resources has further conditioned its exchange offer on having received such regulatory approvals without the imposition of "terms and conditions which, in the aggregate, would have or, insofar as reasonably can be foreseen, could have a material adverse affect on the business assets, financial condition or results of operations of Western Resources, KCPL and their respective subsidiaries taken as a whole." This condition is particularly significant in view of the unprecedented nature of Western Resources' regulatory plan for the combined


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          Western Resources/KCPL, which is based upon the assumption that stockholders will retain 70% of the estimated merger savings.

Each of these conditions presents a substantial risk of non-consummation of the exchange offer. None of these conditions are disclosed in Western Resources' preliminary proxy materials. Western Resources intended that shareholders of KCPL, when considering whether to sign and return the Western Resources proxy card, would be misled into believing that the Western Resources exchange offer represents a concrete, viable, definitely available, and financially superior alternative to the KCPL/UtiliCorp combination and would therefore be induced to vote against the KCPL/UtiliCorp combination.

     18. The preliminary solicitation materials and registration statement of Western Resources also contained, inter alia, the following material misrepresentations and omissions:

          Letter to KCPL Stockholders

     o Western claimed in its letter to shareholders that its offer provides higher value than the original KCPL/UtiliCorp transaction. This claim is false and misleading because Western fails to disclose that the value of its offer depends upon its inflated savings estimates and unreasonable regulatory assumptions.

     o Western claims that its proposed exchange offer will be a tax-free transaction but fails to disclose that this assertion is based on significant assumptions which may not be true. Nor does Western disclose the consequences of failing to receive tax-free treatment.

          Preliminary Proxy Statement

     o Western's preliminary proxy statement stated that if KCPL shareholders do not approve the UtiliCorp transaction, then Western believes that the directors of KCPL will respect the vote of the shareholders and take all necessary action in accordance with their fiduciary duties to allow Western's offer to proceed. This statement is misleading in that Western has no reasonable basis to suggest that the fiduciary duties of KCPL's directors would require them to "allow Western's offer to proceed," particularly in the event that the UtiliCorp transaction received the support of a majority of KCPL shareholders but not the support of 2/3 of its


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          outstanding shares. The statement created the false impression that an alternative transaction would be available to KCPL shareholders.

     o The Western Preliminary Proxy Statement was materially misleading in that it failed to disclose material developments in Western's business that could adversely impact its forecasts and stock price and its ability to make dividend payments. Western currently has a rate case before the Kansas Corporation Commission ("KCC") in which the KCC staff has stated that Western's current electric rates "are unjust and unreasonable" and has recommended substantial cuts in such rates. See also paragraphs 26-28.

     o Western Resources repeats in its proxy materials its purported savings estimate or $1 billion over 10 years. As noted above, this estimate is intentionally inflated by Western. To create the illusion of reliability, Western details certain components of its purported savings estimate in its preliminary proxy statement. Western's purported estimate rests on numerous analytical flaws. For example:

          -- Western has estimated labor savings not based on actually achieved labor savings in other utility mergers but rather on savings projections made prior to consummation of such transactions. Western failed to disclose the speculative nature of this methodology.

          -- Western estimates that all labor savings will be achieved by January 1, 1998, yet at the same time, Western represents that there will be no employee layoffs. It is false and misleading to assert savings on this basis in conjunction with a no layoff policy.

          -- Western has inflated its labor savings by assuming an inflated level of KCPL benefit costs.

          -- Western has included in its merger savings analysis savings amounts attributable to best practices, ongoing initiatives and skill transfers. This inclusion is inappropriate because such savings are not causally dependent on a business combination but rather can be achieved on a stand-alone basis. This flawed inclusion contributes to Western's inflated and misleading cost savings estimate.

          -- Western's procurement savings are overstated both because the universe of materials upon which savings are calculated is too large and the discount rate applied is too large.

          -- Western's regulatory plan allocates only 30% of its estimated cost savings to consumers and retains the remainder for the combined company and its shareholders. This allocation is unprecedented and


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               Western's assumption is highly unrealistic, as Western
               knows or should know. If Western does not achieve its proposed regulatory treatment, its earnings, stock price, and dividends would be materially adversely affected.

          Registration Statement

     o Without basis, Western claimed that its offer could be completed by the second quarter of 1997 but that the UtiliCorp/KCPL transaction could not be completed prior to year-end 1997. This representation is misleading because there exists no basis for it and it is material in that it creates the impression that KCPL stockholders can receive the purported benefits of the Western offer earlier than they would receive the benefits of the KCPL/UtiliCorp merger.

     o Western stated that its proposed transaction would qualify for pooling of interests accounting treatment but fails to disclose that cash payments for cancellation of KCPL stock appreciation rights upon a change in control would prohibit such accounting treatment.

     o Western's representation that its proposed transaction should be tax free is based upon numerous questionable assumptions, none of which are disclosed. Nor did Western disclose the effect on the proposed combination if tax-free treatment was not available.

These examples are representative of the numerous mistreatments and omissions contained in Western Resources' preliminary proxy materials.

         As Western Presses Forward With Its Campaign Of Misinformation
         And Manipulation, Western President David Wittig Falsely Claims
    KCPL Is For Sale AndAdmits Western's Strategy Is To Disrupt The KCPL Vote

     19. On May 2, 1996, the Kansas City Star quoted Western president David Wittig as claiming that KCPL "already stated to shareholders that they would sell their company to (UtiliCorp chairman) Rick Green." This statement was intended by Western and Wittig to be widely disseminated and reach KCPL shareholders. It was intended to create the false impression that KCPL is conducting an auction for sale of control of KCPL, which impression was intended to manipulate the market for KCPL stock and create pressure on KCPL's board to sell the company. In fact, KCPL is not for sale.


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     20. On May 3, 1996, Western filed with the SEC definitive proxy solicitation materials, which it thereafter caused to be disseminated widely to KCPL shareholders. Western's May 3 definitive solicitation materials continued the misrepresentations and omissions detailed above with respect to its preliminary materials with insignificant changes in wording in some cases. The Western May 3 definitive solicitation materials continued Western's campaign of misinformation and manipulation by creating the false impression that the Western offer constitutes a real, actually available, and economically superior alternative to a KCPL/UtiliCorp combination when in fact it is highly conditional and is based, intentionally, on inflated cost savings estimates and unreasonable regulatory assumptions.

     21. On May 7, 1996, Western issued a press release in which it claimed that it had raised the minimum dividend level in the offer for KCPL shares, stating that KCPL shareholders would receive $2.01 per year in dividends for KCPL shares if the Western offer were to be completed. Western failed to disclose that this dividend claim is based upon Western's inflated savings estimates and unreasonable regulatory assumptions and therefore is illusory. This particular aspect of Western's campaign of misinformation and manipulation -- the dividend promise -- is intended to influence retail investors, who typically invest in utility stocks for dividend income.

     22. In addition to these public statements, Western's representatives made numerous additional statements concerning the purported superior value and benefits of the Western offer, which statements were false and misleading due to Western's inflated savings estimates and unreasonable regulatory assumptions.


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     23. A Kansas City Star article dated May 18, 1996, apparently based upon an interview of Western's Wittig, states that Western's strategy was, in fact, to disrupt the KCPL shareholders' vote and that Wittig was its mastermind:

            Although Western Resources Chairman John E. Hayes sees why his company must snare KCP&L, he counts on Wittig . . . to tell him how. And it's not pretty.

            First, bust up the proposed union of KCP&L and UtiliCorp United, Inc. -- a plan to be voted on Wednesday by KCP&L shareholders.

                   KCPL And UtiliCorp Determine To Improve The
                  Terms of Their Strategic Combination To KCPL
               Shareholders And Adopt The Revised Merger Agreement

     24. By May 20, 1996 -- two days prior to the scheduled vote of KCPL's shareholders -- KCPL turned over to the inspectors of election proxies representing a majority of KCPL's outstanding shares voting in favor of the strategic combination of KCPL and UtiliCorp. However, Western Resources had apparently succeeded in assembling, through its campaign of misinformation and manipulation, a minority coalition of financial institutions and takeover arbitrage speculators sufficient to block approval by an absolute 2/3 of KCPL's outstanding shares, as required by Missouri statute for the transaction structure contemplated by the Original Merger Agreement.

     25. On May 20, KCPL and UtiliCorp entered into the Revised Merger Agreement and cancelled the vote on the Original Merger Agreement. The Revised Merger Agreement contemplates improved terms for KCPL's stockholders and a revised transactional structure. The Revised Merger Agreement will be put to a vote of KCPL's and UtiliCorp's shareholders in August, 1996.


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             Meanwhile, Western Strives To Postpone And Conceal The
           Impact Of A Likely Adverse Ruling In Its Pending Rate Case

     26. Western Resources' revenues, earnings, dividends, and ultimately, its stock price, are dependent in large part upon the electricity rates that it is permitted by state regulators to charge to its utility customers. Western Resources currently has a rate case pending before the Kansas Corporation Commission. Western, recognizing that its rates in Kansas are too high, has proposed rate cuts of $8.7 million a year over seven years.

     27. However, the staff of the Kansas Corporation Commission has recommended that Western's rates be reduced by $105 million a year. A Western spokesman, George Norton, has admitted publicly that "[t]he staff's recommendation would eliminate more than 34 percent of Western Resources' and Kansas Gas and Electric's 1995 net income when adjusted for appropriate taxes."

     28. Hearings in this rate case were set to begin on July 8, 1996. However, Western requested [and obtained] a 30-day extension "so it can review the KCC staff recommendations." The real purpose of the delay sought by Western is to postpone announcement of a likely adverse ruling until August so that it can continue to claim that its offer would provide superior value to KCPL's shareholders. Its failure to disclose the likely material adverse ruling in its rate case is materially misleading, and its delay tactics are manipulative.

               Western Purports To Increase The Value Of Its Offer
           And Mails False and Misleading Supplemental Proxy Materials

     29. On June 17, 1996, Western announced that it would increase the purported value of its offer to $31 worth of Western stock for each KCPL share. As was true with its earlier offer, the purported value of Western's new offer is illusory in that it is dependent upon the same inflated savings estimates and unreasonable regulatory assumptions.


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     30. On or about June 17, 1996, Western mailed to KCPL shareholders a "Proxy
Statement Supplement" in which it touts its new offer and urges KCPL shareholders to vote against the Revised Merger Agreement. Western's Proxy Statement Supplement is a continuation of its campaign of misinformation and manipulation. While it sets forth a minimal description of the conditions to its offer (a disclosure it saw fit to omit prior to its apparent success in disrupting the KCPL shareholder vote on the Original Merger Agreement), Western's Proxy Statement Supplement contains virtually all of the material misstatements and omissions detailed above with respect to Western's preliminary proxy statement and its May 3 definitive proxy statement. It is intended to create the false impression in the minds of KCPL stockholders that Western's offer is real, actually available, and economically superior to the proposed KCPL/UtiliCorp combination. It fails to disclose that Western's offer is, as noted above, based upon inflated savings estimates and unreasonable regulatory assumptions.

     31. Section 14(a) of the Exchange Act provides that it is unlawful to use the mails or any means or instrumentality of interstate commerce to solicit proxies in contravention of any rule promulgated by the SEC. 15 U.S.C. ss.78n(a).

     32. Rule 14a-9 provides in pertinent part:

     "No solicitation subject to this regulation shall be made by means of any . . . communication, written or oral, containing any statement which, at the time, and in light of the circumstances under which it is made, is false and misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. . . ." 17 C.F.R. ss.240.14a-9.

     33. Each of the false and misleading statements by Western Resources detailed above must be viewed as statements made under circumstances reasonably calculated to result in


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

the procurement of proxies and/or votes from KCPL stockholders. As such, those statements are subject to the strictures of Rule 14a-9.

     34. Each of the false and misleading statements detailed above were and are material to the decisions of KCPL shareholders concerning whether to vote for or against the KCPL/UtiliCorp combination, since such false and misleading statements are intended to suggest, and do suggest, that if KCPL shareholders vote against the KCPL/UtiliCorp combination, a financially superior alternative will be available.

     35. Each of the false and misleading statements detailed above were made intentionally and with knowledge of their falsity and misleading nature for the purpose of inducing KCPL shareholders to vote against the KCPL/UtiliCorp combination.

     36. Western's illegal conduct has caused damages to KCPL in the form of proxy solicitation expenses and other costs and will continue to cause additional damages.

     37. The defendant's false and misleading statements described above are essential links in defendant's efforts to defeat the KCPL/UtiliCorp combination.

     38. KCPL has no adequate remedy at law.

     WHEREFORE, plaintiff respectfully requests that this Court:

     (a) Declare and decree that Western Resources has violated Section 14a of the Exchange Act and Rule 14a-9 promulgated thereunder;

     (b) Award KCPL damages for the losses and costs it has sustained and will sustain as a result of the illegal conduct of Western Resources;

     (c) Award KCPL the costs and disbursements of this action together with reasonable attorneys' fees; and

     (d) Award KCPL such other and further relief as the Court may deem just and proper.

                                    Respectfully submitted,


                                    /S/ David F. Oliver
                                    -------------------------------------------
                                    John M. Edgar                    MO #20524
                                    David F. Oliver                  MO #28065
                                    BRYAN CAVE LLP
                                    3500 One Kansas City Place
                                    1200 Main
                                    Kansas City, Missouri  64105
                                    Telephone:  (816) 374-3200
                                    Facsimile:  (816) 374-3300

                                          and

                                    Steven J. Rothschild
                                    R. Michael Lindsey
                                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                    One Rodney Square
                                    P.O. Box 636
                                    Wilmington, Delaware  19899
                                    Telephone:  (302) 651-3000
                                    Facsimile:  (302) 651-3001

                                    ATTORNEYS FOR PLAINTIFF KANSAS CITY
                                    POWER & LIGHT COMPANY and
                                    COUNTERCLAIM DEFENDANTS



                             Certificate of Service

     I hereby certify that a copy of the foregoing was mailed, postage prepaid, on this 27th day of June, 1996, to:

            Lawrence M. Berkowitz, Esq.
            Kurt D. Williams, Esq.
            STINSON, MAG & FIZZELL, P.C.
            1201 Walnut Street
            Kansas City, MO  64106
                  and
            John L. Hardiman, Esq.
            Tariq Mundiya, Esq.
            SULLIVAN & CROMWELL
            125 Broad Street
            New York, NY  10004
            ATTORNEYS FOR DEFENDANTS WESTERN
            RESOURCES, INC. and ROBERT L. RIVES

            Michael E. Waldeck, Esq.
            William J. DeBauche, Esq.
            Angela K. Green, Esq.
            Michael E. Griffin, Esq.
            NIEWALD, WALDECK & BROWN
            1200 Main Street, Suite 4100
            Kansas City, MO  64105
                  and
            OF COUNSEL:
            David Harrison, Esq.
            LOWEY, DANNENBERG, BEMPEROD
              & SELINGER, P.C.
            747 Third Avenue, 30th Floor
            New York, NY  10017
            ATTORNEYS FOR INTERVENOR



                           /S/ David F. Oliver
                           ------------------------------------------------
                           Attorney for Plaintiff Kansas City Power & Light and Counterclaim Defendants


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